Exhibit 1

MEDIA RELEASE

22 AUGUST 2017

APPOINTMENT OF NERIDA CAESAR TO THE WESTPAC BOARD

Westpac Banking Corporation has today announced the appointment of Nerida Caesar to the Westpac Board effective from 1 September 2017.

Ms Caesar has 30 years of broad-ranging commercial and business management experience. Most recently, Ms Caesar was Group Managing Director and Chief Executive Officer, Australia and New Zealand, of Equifax, formerly Veda Group Limited from February 2011.

Westpac’s Chairman Lindsay Maxsted said, “Nerida’s deep business experience, particularly in technology and innovation, will further strengthen the Westpac Board. We are delighted to welcome her and look forward to her contribution to our company.”

Ms Caesar was formerly Group Managing Director, Telstra Enterprise and Government, responsible for Telstra’s corporate, government and large business customers in Australia as well as the international sales division.

Ms Caesar also worked as Group Managing Director, Telstra Wholesale, and prior to that held the position of Executive Director National Sales where she was responsible for managing products, services and customer relationships throughout Australia.

Prior to joining Telstra, Ms Caesar held several senior management and sales positions with IBM within Australia and internationally over a 20 year period, including as Vice President of IBM’s Intel Server Division for the Asia Pacific region.

Ms Caesar is a Director of the NSW FinTech hub, Stone & Chalk. She is also a member of the University of Technology Vice Chancellor’s Industry Advisory Board, a member of the Federal Government’s FinTech Advisory Group and a Non-executive Director of Genome.  One, a wholly owned subsidiary of the Garvan Institute of Medical Research. Ms Caesar will also remain a Director of Equifax Australia Holdings Pty Ltd.

Ms Caesar holds both a Bachelor of Commerce degree with a major in Marketing and an MBA from the Melbourne Business School and is also a Graduate of the Australian Institute of Company Directors.

Ms Caesar will be an independent Non-executive Director.

ENDS

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